John McIlvery
Partner

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April 11, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                        Resonant Inc.
Responses to Staff Comments of April 7, 2014
with respect to:
Amendment No. 1 to Registration Statement on Form S-1
(“Registration Statement”)
Filed March 24, 2014
File No. 333-193552

Ladies and Gentlemen:

On behalf of Resonant Inc. (the “Company”), we hereby provide the following responses in reply to the comment letter dated April 7, 2014 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”).  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

Business

Our Filter Designs, page 28

1.                                    We note your revisions in response to prior comment 16.  Your disclosure indicates that you have a laboratory design for a two-band SAW filter and that you believe that a 3-band tunable filter offers sufficient advantages in terms of cost and size to be a commercially viable product.  Please disclose what steps you will have to take to develop a laboratory and commercial design for a 3-band tunable filter.

In response to the Staff’s comment, we have added additional disclosure on page 28 under the heading “Business – Our Filter Designs.”

15260 Ventura Boulevard, 20th Floor * Sherman Oaks, California 91403 office > 818.444.4500 * fax > 818.444.4520	1453 3rd Street Promenade, Suite 300 * Santa Monica, California 90401 office > 310.746.9800 * fax > 310.395.5292

Securities and Exchange Commission April 11, 2014 Page 2

Single-Band Designs, page 29

2.                                    We note your response to prior comment 9.  You continue to disclose that conventional filter designs using SAW technology do not perform well in high frequency bands or in bands with closely spaced receive and transmit channels, typical of many new bands. Please expand your disclosure to indicate how your intended solutions will address those issues.

In response to the Staff’s comment, we have added additional disclosure on page 29 under the heading “Business – Plan of Commercialization – Single-Band Designs.”

Our First Commercial Duplexer Design, page 30

3.                                    Given your disclosure on page 29 that you believe that a 3-band tunable filter offers sufficient advantages to be a commercially viable product, please clarify why you are developing a single-band SAW duplexer with Skyworks.  For example, please clarify whether this is a single-band design that has the advantages claimed in the first bullet point under “Our Solutions” on page 26.

In response to the Staff’s comment, we have added additional disclosure on page 30 under the heading ““Business – Plan of Commercialization – Our First Commercial Duplexer Design.”

Management Discussion and Analysis

Common Stock Valuation, page 39

4.                                    We note your disclosure in the second paragraph on page 39 that independent valuations performed by an unrelated third-party specialist were just one factor used to assist with the valuation of the derivative and warrant liabilities and that you have assumed full responsibility for the estimates.  We also note your discussion that you generally utilized the equity value derived in the third-party valuation in determining the price of the common stock used in the valuation models to estimate the fair value of the derivative and warrant liabilities.  Please clarify your reliance on the third-party specialist and tell us your consideration of the guidance in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

In response to the Staff’s comment, we have revised our disclosure on page 39 under the heading “Common Stock Valuation” in MD&A to further clarify that, while the Company did have a third-party specialist perform an independent valuation of the

Securities and Exchange Commission April 11, 2014 Page 3

Company’s common stock, management was responsible for and determined the equity value and fair value of the Company’s common stock.

Capitalization, page 55

5.                                    We note your response to prior comment 25.  We understand that cash and cash equivalents is not included in the total capitalization.  However, we continue to believe that it should not be presented in the capitalization table since it is not a component of your capitalization.  Please revise to remove this from the table on page 55.  As an alternative, you could disclose the amount of cash in the narrative below the table.

In response to the Staff’s comment, we have removed the line item cash and cash equivalents from the table on page 55 under the heading “Capitalization.”

Consolidated Financial Statements, page F-1

6.                                    Please tell us why you combine the operations of Resonant Inc. and Resonant LLC on the face of your financial statements for the year ended December 31, 2013.  In that regard, please tell us why you do not present separate audited periods, similar to the disclosure in Note 10.  Please tell us the guidance that you relied up on in determining that your current presentation is appropriate.

In response to the Staff’s comment, we have revised the Consolidated Statements of Operations, Stockholders’ Equity (Deficit) and Cash Flows, as well as the Notes to Consolidated Financial Statements, to present separate audited periods for Resonant LLC for the period from January 1, 2013 to June 16, 2013 and Resonant Inc. for the period from June 17, 2013 to December 31, 2013.  We have also revised the disclosure on page 7 under the heading “Summary Consolidated Financial Data and Other Data” and on page 34 under the heading “Selected Consolidated Financial Data” to provide a similar presentation.  As discussed with the Staff, we continue to discuss in MD&A the combined financial results of Resonant LLC and Resonant Inc. for fiscal year 2013 to enable readers of the financial statements to understand the full year activities of the Company.  We have added a table in MD&A showing the combined results that is similar to the disclosure in Note 10.

Note 3.  Patents and Domain Name, page F-12

7.                                    Please clarify in your disclosure how you valued the contribution of patents from STI in the exchange transaction.  We note that STI is a related party.

In response to the Staff’s comment, we have added disclosure in Note 3 and Note 4 to Notes to Consolidated Financial Statements on pages F-12 and F-13, respectively.  In

Securities and Exchange Commission April 11, 2014 Page 4

addition, we supplementally provide the Staff with following additional information about the Company’s accounting treatment of the exchange transaction.

Resonant LLC was formed in May 2012, and STI acquired membership units and participatory rights in Resonant LLC in July 2012 when it contributed patents and related technology.  In June 2013, in connection with the Company’s sale of $7.0 million of senior convertible notes, the new investors required that STI give up its participatory rights and that the entity in which they invested be a corporation and not a limited liability company.  Because STI previously had formed Resonant Inc. in January 2012, and Resonant Inc. remained a shell company with no operations or activities, the parties decided to hold their equity and debt interests in Resonant Inc., and for Resonant Inc. to own Resonant LLC.

At the date of this exchange transaction and third party financing, Resonant LLC’s assets consisted of cash, prepaid assets and the contributed patents. The Company concluded that the fair value of the patents at the date of the exchange transaction approximated the carrying value of the patents that was recorded when they were originally contributed by STI to Resonant LLC.  At the time of contribution in July 2012, the technology related to the patents had not been developed into any type of commercial prototype. STI had ceased any efforts to develop the patented technology in 2010.  During the period from July 2012 to June 2013, the Company was engaged almost entirely in fundraising efforts.  The Company did not conduct any significant research or product development activities. The Company did not begin to develop the technology until June 2013, following its receipt of investment funds.  Consequently, there were no developments from July 2012 to June 2013 to justify any change in the value of the contributed patents and other technology.

The Company did not account for the exchange transaction as a change in control for accounting purposes due to the fact that the change in the nature of STI’s investment from equity to debt is not permanent.  In the June 2013 financing, the Company sold senior convertible notes that convert into common stock in a qualified initial public offering (a “Qualified IPO”).  At the time of the financing, STI determined that it too wanted its investment in the Company to be debt that converts into equity upon a Qualified IPO, and STI exchanged its Class C membership units of Resonant LLC for convertible debt of Resonant Inc. in the exchange transaction.  This change from equity to debt is temporary, however, and STI’s note will convert back into equity upon consummation of the Offering.

If the Company had applied purchase accounting to the exchange transaction, the effect would have been to artificially gross up the balance sheet by recording goodwill of $2,133,855 instead of charging that amount against equity. Upon consummation of the Offering, the Company’s equity would increase by the carrying value of the subordinated convertible notes for an additional amount of $2,133,855. This accounting would not be the result of any economic event or activity but simply due to bookkeeping entries.  Because of

Securities and Exchange Commission April 11, 2014 Page 5

the nature of the transaction with STI and the fact that it is a related party, the Company determined the most appropriate accounting for the exchange transaction was to treat it as a treasury stock transaction.

*  *  *  *  *

We hope the above has been responsive to the Staffs comments. If you have any questions or require any additional information or documents, please contact the undersigned.

Very truly yours,

/s/ John McIlvery

John McIlvery

cc:	Terry Lingren